

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

January 5, 2017

<u>Via E-mail</u>
Ms. ToniAnn Sanzone
Chief Financial Officer
Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, NY 10020

     **Re: Carey Watermark Investors 2 Incorporated
         Form 10-K and Schedule 14A for the Year Ended December 31, 2015
         Filed March 14, 2016 and April 27, 2016; Respectively
         File No. 0-55461**

Dear Ms. Sanzone:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ Shannon Sobotka

     Shannon Sobotka
     Staff Accountant
     Office of Real Estate &
     Commodities